

February 10, 2012

<u>Via E-mail</u>
David Alberga, CEO
The Active Network, Inc.
10182 Telesis Court, Suite 100
San Diego, CA 92121

>    **Re:    The Active Network**
>    **Registration Statement on Form S-1**
>    **Filed January 20, 2012**
>    **File No. 333-179115**

Dear Mr. Alberga:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.    Please update your filing to include audited financial statements and related disclosures for the fiscal year ended December 31, 2011. Refer to Item 3-12(b) of Regulation S-X.

2.    We note that you are registering 150,000 shares of your common stock that have not yet been issued but will be issued if your common stock does not close at or above $15.00 per share on the NYSE for at least three consecutive days at any time during the sixty day period following effectiveness of the registration statement. Please provide us with an analysis as to the appropriateness of registering the resale of these securities prior to their issuance.

<u>Undertakings, Page II-4</u>

3.    Please provide the undertaking required by Item 512(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
Michael S. Kagnoff, Esq.
DLA Piper LLP (US)